U.S. Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No.    ) *

ORTHODONTIX, INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

68750Q 10 1

(CUSIP Number)

Judith Kenney

777 Brickell Avenue, Suite 1070

Miami, Florida 33131

Telephone: (305) 373-7888

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68750Q 10 1	Page 2 of 5 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (Entities Only) Phillip Frost, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC use only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Origin United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0- 8. Shared Voting Power 2,965,428 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 2,965,428

11.	Aggregate Amount Owned by Each Reporting Person 2,965,428
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 51.0
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68750Q 10 1	Page 3 of 5 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (Entities Only) Frost Gamma Investments Trust IRS I.D. #46-0464745
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Origin Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0- 8. Shared Voting Power 2,965,428 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 2,965,428

11.	Aggregate Amount Owned by Each Reporting Person 2,965,428
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 51.0
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68750Q 10 1	Page 4 of 5 Pages

ITEM 1. Security and Issuer.

This Schedule 13D is filed by Phillip Frost, M.D. and Frost Gamma Investments Trust (the “Gamma Trust”) (collectively, the “Reporting Persons”), with respect to Common Stock, $.0001 par value (the “Shares”) of Orthodontix, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1428 Brickell Avenue, Suite 105, Miami, Florida, 33131. Information regarding each of the Reporting Persons is set forth below.

ITEM 2. Identity and Background.

Dr. Frost’s present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

The Gamma Trust is a trust organized under the laws of the State of Florida. The trust’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137

To the best knowledge of each of the Reporting Persons, neither such Reporting Person has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Dr. Frost is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration

The source of funds for the acquisition of 2,915,428 shares of Common Stock from the Issuer was from the working capital of Gamma Trust. The source of funds for the acquisition of the first 50,000 shares of Common Stock in 1995 was from the working capital of the Frost Nevada Limited Partnership, which subsequently transferred those 50,000 shares to Gamma Trust.

ITEM 4. Purpose of Transactions

The Reporting Persons acquired the securities of the Issuer for investment purposes only. None of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer

(a) - (b) Each of the Reporting Persons is the beneficial owner of 2,965,428 shares of Common Stock of the Issuer. Each of the Reporting Persons is the beneficial owner of 51.0% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 5,830,856 shares of Common Stock outstanding as of November 30, 2005.

CUSIP No. 68750Q 10 1	Page 5 of 5 Pages

The securities discussed above are owned of record by Frost Gamma Investments Trust. As the sole trustee of the Gamma Trust, Dr. Frost may be deemed the beneficial owner of all shares owned by the Gamma Trust by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by such trust. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons will be deemed to be the beneficial owner of the shares held by any other Reporting Person. Except as described herein, neither of the Reporting Persons has engaged in any transaction involving any of the securities of the Issuer during the past sixty days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2005	/s/ Phillip Frost
Phillip Frost, M.D.

FROST-GAMMA INVESTMENTS TRUST

Dated: December 7, 2005	By:	/s/ Phillip Frost
Phillip Frost, M.D., Trustee